

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 7, 2006

Mr. Robert B. Wallace
Chief Financial Officer
Buckeye Partners, L. P.
5002 Buckeye Road
PO Box 368
Emmaus, PA   18049

Re: Buckeye Partners, L. P.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 14, 2005
File No. 1-09356

Dear Mr. Wallace:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief